Exhibit 2.1

OPTION AGREEMENT

This Option Agreement (“Agreement”) entered into this 23th day of June, 2011, the effective date, by and between Mesa Resources, Inc., a Nevada Corporation (“Mesa”) and Explortex Energy, Inc., a Nevada Corporation (“Explortex”).

WHEREAS, Mesa is the owner of the leasehold estate covering 220 acres of land in Palo Pinto County, Texas; and

WHEREAS, Explortex is desirous of obtaining an option for the right to participate in a 3 vertical well drilling program that has been proposed by Mesa and Mesa is agreeable to granting such option.

NOW, THEREFORE, for adequate consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.  Mesa hereby grants to Explortex a 90 day option to acquire a 75% WI and 56.25% NRI interest in and to the wellbores and the leases as described on Exhibit A hereto, (the Legal Opinion ofJerry Niuman, dated June 9, 2009) insofar and only insofar as the leases cover the minimum proration units surrounding each well of the proposed 3 well drilling program.

2.  As consideration for this option Explortex shall pay to Mesa the sum of $10,000 within ten (10) business days of the execution of this Agreement (the “Option Price”). The Option Price shall be non-refundable.

3.  The cost to acquire the working interest in each well shall be the sum of $550,000 or a total of $1,650,000 (the “Purchase Price”).

4.  The parties agree, during the 90 day option period, to use their best efforts to negotiate a mutually agreeable participation agreement (the “PA”), including a Model Form Joint Operating Agreement (the “JOA”) containing the relevant terms and conditions contained herein and other terms and conditions defining the relationship of the parties and name Mesa Operating LLC, a Texas LLC, as operator.

5.  The option granted to Explortex herein shall be exercised, if at all, within 90 days of the effective date hereof, by the giving of written notice to Mesa at 18484 Preston Road, Suite 102, PMB No. 165, Dallas, Texas 75252, accompanied by payment of the Purchase Price by wire transfer, cashier’s check or other payment acceptable to Mesa.

Such notice shall be considered given when delivered personally, or deposited in the United States Mail, postage prepaid, Certified Mail with Return Receipt Requested.

In the event that this option is not exercised within the time specified, it shall automatically terminate without further notice, and all rights of Explortex hereunder shall cease.

6.  Upon receipt of the written notice and the tender of the Purchase Price to Mesa, the parties shall have 10 working days to finalize and execute the PA and JOA and close the acquisition transaction.

7.  In the event the parties are unable to reach agreement on and execute the PA and JOA, and close the transaction within said 10 day period this agreement shall become null and void and the parties shall have no further obligations hereunder except that Mesa shall return the Purchase Price to Explortex.

8.  Mesa shall, subject to rig availability, commence the drilling of the first well within 90 days of the close of this transaction and prosecute such drilling in a diligent manner to a depth sufficient to test the Marble Falls formation. If, for any reason, Mesa fails to commence the drilling of the first well, or upon completion of the first well as a producing well or a dry hole, fails to within a reasonable time commence the second or third well, the only consequences shall be that Mesa shall be obligated to return to Explortex a proportional portion of the Purchase Price representing the undrilled well(s).

9.  This Agreement shall be governed by the laws of the State of Texas.

10.    This Agreement represents all prior agreements and understandings of the parties, whether oral or written, and may not be altered or amended except by written agreement of both parties.

In Witness Whereof, this Agreement is executed by the undersigned on the date stated.

Mesa Resources, Inc.

By:	/s/ Kevin Chennault	, 6-23-11
	Kevin Chennault, President	Date

Explortex Energy, Inc.

By:	/s/ Kenneth E. Martin	, 6-23-11
	Kenneth E. Martin	Date

Exhibit A

LAW OFFICES OF
JERRY L. NIUMAN

1901 N. CENTRAL EXPWY., STE. 200
RICHARDSON, TEXAS 75080
TELEPHONE:• (972) 859-8840
FAX: (972) 889-3527
jerry@jlnlawfirm.com

June 9, 2009 Kevin Chennault Mesa Resources, Inc. 18484 Preston Rd., Ste. 102, PMB-165 Dallas, Texas 75252	Via E-Mail

Re: Kuby Assignments in Palo Pinto County, Texas

Dear Kevin:

Attached hereto please find the Kuby, et al. Assignment revised to include the Alice Faye Boyd Lease referred to in the Kuby Assignment of Overriding Royalty Interest. As we discussed, I have no way of knowing, but assume that the two leases listed in the Kuby Assignment are the only two leases covering the 220 acres, If that is not the case, the following would not be correct.

Also attached is an Assignment of Overriding Royalty Interest from Mesa Operating to Mesa Resources which you should sign and record.

Once these documents are signed and recorded, the Working Interest and Overriding Royalty Interest listed on the two Division of Interest statements you provided me will be correct as follows:

A.	218 Acres and the Bridge #1 and #4 Wells:

	WI: Mesa Resources, Inc.:	100% of an 80.25% NR1

	ORRI: Mac Shafer:	6.25%
	Neal F. Grantham-	1.00%
	Total:	87.50%

B.	2 Acre Tract and Diana #1 Well

	WI: No change in WI as stated in the DOI.

	ORRI: Mesa Resources, Inc.:	7.500000%
	Karl Kuby:	7.298611%
	Mac Shafer:	6.250000%
	Neal F. Grantham:	1.000000%

A-1

Kevin Chennault
Mesa Resources, Inc.
June 9, 2009

If this is your intended result, you should proceed to get the two documents executed and filed for record.

If you have any questions, please do not hesitate to contact me.

Sincerely,

Jerry L. Ninman

JLN/mn
Enclosures

A-2